Mail Stop 3561

July 6, 2006

Mr. Mark S. Peek
Vice President and Chief Accounting Officer
Amazon.Com, Inc.
1200 12th Avenue South
Suite 1200
Seattle, WA 98144-2734

   Re: **Amazon.Com, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed February 17, 2006
       Form 10-Q for Fiscal Quarter Ended March 31, 2006
       File No. 0-22513

Dear Mr. Peek:

   We reviewed your responses to our comments on the above referenced filings as set forth in your letter dated June 15, 2006. Our review resulted in the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1 – Description of Business and Accounting Policies, page 53

Accrued Expenses and Other Current Liabilities, page 57

1. We have reviewed your response to comment 7 in our letter dated May 24, 2006. Please demonstrate for us the immateriality of the income you recorded for unredeemed gift certificates relative to pretax earnings in each period presented. Otherwise revise your future filings as previously requested to disclose the amount of income you record for unredeemed gift certificates in each period presented. Also tell us and revise your proposed gift certificate policy disclosure to clarify what you mean when you say that you recognize revenue for gift certificates without expiration dates "when the likelihood of redemption becomes remote." In particular, explain whether such recognition is based on specific identification of gift certificates that will not be redeemed,

or based on experience with a homogeneous pool of transactions. Also clarify how you determine when the likelihood of redemption is remote, and whether the estimated breakage is recorded as other gift certificates in the homogeneous pool are redeemed, or whether the entire amount of breakage is recorded at the point in time when redemption is determined to be remote.

<u>Vendor Agreements, page 59</u>

2. We have reviewed your response to comment 8 in our letter dated May 24, 2006. Please demonstrate for us the immateriality of total cooperative advertising receipts relative to pretax earnings for each period presented, or otherwise revise your future filings as previously requested to disclose the amount of cooperative advertising payments received each period. Also disclose the amount of total cooperative advertising payments included in the cost of sales versus the marketing line items on your statements of operations.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief